Exhibit 99.1

February 8, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re:	Announcement of Annual Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for 2011

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 48% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its annual financial results for the year ending 2011, as published on February 8, 2012 in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon Oyj's Financial Results

for 1 January - 31 December 2011

CITYCON
creating success for retailing

Citycon in Brief

Citycon focuses on the shopping centre business in the Nordic and Baltic countries. The company’s shopping centres are actively managed and developed by the company’s locally-based professionals. In the Nordic countries, Citycon is a pioneer in adhering to sustainable development principles in its shopping centre business. Citycon strives to enhance the commercial appeal of its properties, taking account of the specific characteristics of each property’s catchment area, such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value for tenants and customers.

At the end of 2011, Citycon owned 36 shopping centres and 43 other retail properties. In addition, the company is managing and redeveloping two shopping centres without owning them. Of the shopping centres owned by the company, 23 are located in Finland, 9 in Sweden and 4 in the Baltic countries.

Contents

Summary of the Fourth Quarter of 2011 Compared with the Previous Quarter	3
Summary of the Year 2011 Compared with the Year 2010	3
Key Figures	4
CEO’s Comment	5
Business Environment	5
Short-term Risks and Uncertainties	6
Board Proposal for Dividend Distribution and Distribution of Assets from the Invested Unrestricted Equity Fund	7
Outlook	7
Property Portfolio	7
Financial Performance	10
Statement of Financial Position and Financing	13
Cash Flow Statement	14
Financial Performance of Business Units	15
Finland	15
Sweden	16
Baltic Countries	17
Environmental Responsibility	18
Governance	20
Events after the Financial Year
EPRA Key Performance Measures	22
Condensed Consolidated Financial Statements 1 January–31 December 2011, IFRS	25
Notes to Condensed Consolidated Financial Statements	29

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	2

Citycon Oyj’s Financial Results for 1 January–31 December 2011

Summary of the Fourth Quarter of 2011 Compared with the Previous Quarter

•	Turnover increased to EUR 56.0 million (Q3/2011: EUR 55.0 million).

•	Net rental income decreased by EUR 1.0 million, or 2.6 per cent, to EUR 37.3 million (EUR 38.3 million) mainly due to higher property operating expenses, reflecting common seasonal variations.

•

The fair value change of investment properties was EUR -17.0 million (EUR -14.4 million): EUR 1.2 million for shopping centres and EUR -18.2 million for supermarkets and shops, with the fair value of investment properties totalling EUR 2,522.1 million (EUR 2,512.6 million). The average net yield requirement for investment properties was 6.4 per cent (6.4%).

•	Earnings per share decreased to EUR -0.02 (EUR 0.00), due mainly to lower net rental income, higher one-off and other administrative expenses and higher negative fair value changes.

•	EPRA operating profit was EUR 28.9 million (EUR 31.3 million). The reduction was due to seasonal variation in property operating expenses and one-off items in administrative expenses.

•	EPRA EPS (basic) stayed at the same level at EUR 0.05 (EUR 0.05), the lower direct operating profit decreased the direct result.

•	The Board of Directors proposes a per-share dividend of EUR 0.04 (EUR 0.04) and a return of equity from invested unrestricted equity fund of EUR 0.11 (EUR 0.10) per share.

Summary of the Year 2011 Compared with the Year 2010

Citycon was able to reach the financial targets announced for 2011. In connection with its Q3/2011 interim report, the company revised its guidance announcing that it expects an increase of EUR 18–23 million in turnover compared with 2010, an increase of EUR 10–15 million in direct operating profit (EPRA operating profit), and an increase of EUR 4–8 million in the direct result (EPRA Earnings). In 2011, turnover grew from 2010 by EUR 21.1 million, EPRA operating profit by EUR 12.4 million and EPRA Earnings by EUR 6.0 million.

Citycon changed its external provider of property appraisal services in 2011. For the first time, the value of Citycon’s property portfolio at the year-end was assessed by Jones Lang LaSalle Finland Oy. Citycon has changed its independent external appraiser at regular intervals. For the first three quarters of 2011, property valuation was conducted by Realia Management Oy, which had served as Citycon’s appraiser for over four years.

•	Turnover increased to EUR 217.1 million (2010: EUR 195.9 million).

•

Net rental income increased by EUR 17.1 million, or 13.4 per cent, to EUR 144.3 million (EUR 127.2 million). Based on comparable exchange rates, net rental income grew by EUR 15.5 million or 12.2 per cent. Completion of redevelopment projects such as Espoontori, Forum in Jyväskylä and Åkersberga Centrum increased net rental income by EUR 5.3 million. The acquisitions of the Kristiine and Högdalen Centrum shopping centres increased net rental income by EUR 7.0 million.

•

Net rental income from like-for-like properties increased by EUR 4.0 million, or 3.8 per cent, excluding the impact of the strengthened Swedish krona. Like-for-like net rental income from shopping centres increased by EUR 6.2 million, or 7.3 per cent while like-for-like net rental income from supermarket and shop properties decreased by EUR 2.2 million, or 10.7 per cent.

•

Earnings per share were EUR 0.05 (EUR 0.34). This decrease was mainly due to negative fair value changes on investment properties especially in the supermarket and shop properties. In addition, share issues taken place in July increased the number of shares.

•	EPRA EPS (basic) stayed at the same level and was EUR 0.21 (EUR 0.21).

•

Net cash from operating activities per share increased to EUR 0.25 (EUR 0.09), due to a higher EPRA operating profit, positive changes in working capital, received tax returns, extraordinary items and timing differences.

•	Citycon acquired the shopping centre Kristiine in Tallinn for EUR 105 million and the shopping centre Högdalen Centrum in Stockholm for SEK 207.5 million (approx. EUR 23.1 million).

•	Redevelopment project of Koskikeskus in Tampere began, the estimated project investment is EUR 37.9 million.

•

In May, Citycon signed a EUR 330 million long-term unsecured credit facility agreement with a Nordic bank group. The facility consists of a bullet term loan of EUR 220 million and a EUR 110 million revolving credit facility. The loan period is five years.

•

The company strengthened its balance sheet and improved liquidity by raising approximately EUR 99 million in new equity, through a directed share offering arranged in July, by issuing 33 million new shares. In August, the company signed a 7-year unsecured term loan facility for the amount of EUR 75 million.

•

Citycon Oyj’s new CEO, Marcel Kokkeel, assumed his duties on 24 March 2011 and the company’s new Executive Vice President, Finnish Operations, Michael Schönach, at the beginning of March. Johan Elfstadius began as Vice President, Swedish Operations on 21 November 2011.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	3

Key Figures

	Q4/2011	Q4/2010	Q3/2011	2011		2010	Change-% 1)
Turnover, EUR million	56.0	49.9	55.0	217.1		195.9	10.8%
Net rental income, EUR million	37.3	31.8	38.3	144.3		127.2	13.4%
Operating profit, EUR million	10.7	35.4	17.0	81.8		157.7	-48.1%
% of turnover	19.1%	70.9%	—	37.7%		80.5%	—
Loss/profit before taxes, EUR million	-5.3	22.0	1.0	19.7		102.8	-80.9%
Loss/ profit attributable to parent company shareholders, EUR million	-5.4	14.4	-0.7	13.0		78.3	-83.5%
EPRA operating profit, EUR million 2)	28.9	24.3	31.3	117.4		105.0	11.8%
% of turnover	51.6%	48.8%	56.8%	54.1%		53.6%	0.9%
EPRA Earnings, EUR million 2)	12.5	13.5	14.9	53.3		47.3	12.7%
Indirect result, EUR million	-17.9	0.9	-15.6	-40.3		31.1	—
Earnings per share (basic), EUR	-0.02	0.06	0.00	0.05		0.34	-85.5%
Earnings per share (diluted), EUR	-0.02	0.06	0.00	0.05		0.34	-85.5%
EPRA Earnings per share (basic), EUR 2)	0.05	0.06	0.05	0.21		0.21	-1.1%
Net cash from operating activities per share, EUR	0.04	0.00	0.14	0.25		0.09	190.5%
Fair value of investment properties, EUR million			2,512.6	2,522.1		2,367.7	6.5%
Equity per share, EUR			3.29	3.25		3.47	-6.5%
Net asset value (EPRA NAV) per share, EUR			3.64	3.62		3.79	-4.6%
EPRA NNNAV per share, EUR			3.31	3.29		3.49	-5.7%
Equity ratio, %			37.7	36.0		37.1	-2.9%
Gearing, %			148.3	151.4		153.1	-1.1%
Net interest-bearing debt (fair value), EUR million			1,445.2	1,463.5		1,386.0	5.6%
Net rental yield, %			5.9	6.0		5.8	3.4%
Net rental yield, like-for-like properties, %			6.0	6.1		6.0	1.7%
Occupancy rate (economic), %			95.4	95.5		95.1	0.5%
Personnel (at the end of the period)			129	136		129	5.4%
Dividend per share, EUR				0.04	3)	0.04	0.0%
Return from invested unrestricted equity fund per share, EUR				0.11	3)	0.10	10.0%
Dividend and return from invested unrestricted equity fund per share total, EUR				0.15	3)	0.14	7.1%

1)	Change-% is calculated from exact figures and refers to the change between 2011 and 2010.
2)

Citycon has renamed previously disclosed direct operating profit as EPRA operating profit and direct result as EPRA Earnings. Citycon has been previously disclosing only EPRA Earnings, diluted. In the financial statements 2011, Citycon discloses also EPRA Earnings basic and in the future is going to disclose only EPRA Earnings basic in accordance with the EPRA’s Recommendations. Additional information on the EPRA EPS basic and diluted is available in Citycon’s Financial Statements 2011 under the section EPRA Perfromance Measures.

3)	Proposal by the Board of Directors.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	4

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the year 2011:

“The year 2011 was a period of solid performance: the company’s net rental income grew by 13.4 per cent, like-for-like net rental income by 3.8 per cent, the occupancy rate remained high at 95.5 per cent, the shopping centre footfall in total grew by 3 per cent and sales by 7 per cent. In particular, the shopping centre Liljeholmstorget Galleria in Sweden improved during the year.

In 2011, a clear distinction was made between asset classes of different quality. This general trend reflects in Citycon’s property performance and valuation. Overall, demand for the best properties is solid and their fair values remain stable, whereas non-prime properties show the opposite trend.

Management prioritises working on sustainable cash flows and therefore we need to improve the quality of the portfolio. We are engaged in high level of activities to accelerate property redevelopments, disposals and selective acquisitions. Also, we have been organising for example work shops to find new leasable space in shopping centres. We are also committed to use temporary and specialty leasing to generate additional income.

The year 2011 was a year of transition: we updated our strategy to focus on only quality shopping centres in the Nordic and Baltic countries and we concentrated on business improvements. During the year, we launched an internal project called “Project Now” to improve our operations and reduce costs. The aim is to become more efficient, be close to customers, tenants and market places and to become a more pro-active partner. There have also been changes in the management. These changes are a main cause of one-off administrative costs, for example in terms of severance pays. However, as of the start of 2012, most of these changes have been executed and the cost pressures will ease going forward.

During the year, the company strengthened its property portfolio through both acquisitions and redevelopment projects. In May, Citycon acquired two new shopping centres: Kristiine in Tallinn, and Högdalen Centrum in Stockholm. We are pleased with both acquisitions and especially Kristiine has outperformed our expectations. The most significant ongoing redevelopment projects are in Finland: Koskikeskus in Tampere and Myllypuro in Helsinki, additionally there is a minor extension project in Iso Omena, Espoo. Also, the shopping centre Magistral in Tallinn is currently being redeveloped and extended. In addition, some non-core properties have been sold and these disposals will be accelerated.

Citycon’s financial position is good. The directed share issue arranged by the company in July was completed successfully. At the year-end, available liquidity totalled EUR 345.0 million and equity ratio was 36.0 per cent.”

Business Environment

On the whole, the first half of 2011 was positive in Citycon’s operating countries, with strong consumer confidence and growing retail. After the summer, economic sentiment turned negative, particularly due to the sovereign debt crisis in the euro area. During 2011, changes in real economy trends impacted on retail trade. However, retail sales grew in both Finland and Sweden. Total retail sales growth rate in 2011 was 5.3 per cent in Finland, 1.2 per cent in Sweden, 4.0 per cent in Estonia and 8.8 per cent in Lithuania. (Sources: Statistics Finland, Statistiska Central Byrån, Statistics Estonia, Statistics Lithuania)

Household consumer confidence remained strong until last summer, but deteriorated sharply in the final months of the year in all operating countries. In Finland and Sweden, the household consumer confidence indicator was still positive, unlike in Estonia and Lithuania. (Eurostat)

Retail sales growth and the inflation rate are key drivers for Citycon’s business and have an impact on the rents from retail premises. Consumer prices continued to rise during the year in all of Citycon’s operating countries. In December, the annual inflation rate was 2.9 per cent in Finland, 2.3 per cent in Sweden, 5.0 per cent in Estonia and 3.4 per cent in Lithuania. (Statistics Finland, Statistiska Central Byrån, Statistics Estonia, Statistics Lithuania)

In Finland and Sweden, unemployment is lower than the European Union average: at the end of December, the unemployment rate in Finland was 7.4 per cent and in Sweden 7.1 per cent. In Estonia and Lithuania, the unemployment rates remain high: 10.9 per cent in Estonia and 15.3 per cent in Lithuania at the end of September. However, the adoption of the euro has had a positive impact on the Estonian economy, through tourism and foreign investment. (ibid.)

The instability of the financial market in Europe deepened towards the year-end, affecting the cost and availability of financing.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	5

Property Market

The Finnish property investment market overall has witnessed low levels of transactions since the slowdown of market in H1 2008. Even though the investment demand has been increasing, low supply of prime assets has limited the transactional activity. The retail investment volume remained below EUR 400 million in 2011. As a result of a strong investment demand both shopping centre and retail warehouse prime yields have moved in since the Q1 2010. The polarisation of the market seems also to continue and at the same time demand for core assets remains strong.

In Sweden, the retail property transaction volume increased from approximately SEK 3.22 billion in H1 2010 to SEK 8.537 billion in H1 2011. However, demand is weaker for secondary and tertiary retail property investments.

In Estonia, demand for shopping centre space has been growing as shopping in centres is increasing its share in shopping habits and retail chains are expanding. Despite global turmoil the outlook for Estonian retailing is positive and in general, plans to enlarge existing shopping centres have been resumed.

In Vilnius, Lithuania, there are no new shopping centres under development, but some super- and hypermarkets are under construction. (Source: Jones Lang LaSalle Finland Oy)

Tenants’ Sales and Footfall in Citycon’s Shopping Centres

During the year, total sales in Citycon’s shopping centres grew by 7 per cent and the footfall increased by 3 per cent, year-on-year. There was sales growth in all of the company’s operating countries: 5 per cent in Finland, 7 per cent in Sweden and 18 per cent in the Baltic countries. In Finland, the footfall increased by 2 per cent, in Sweden by 6 per cent and in the Baltic countries by 2 per cent. Positive developments in sales and footfall are mainly attributable to redevelopment projects completed in recent years. Like-for-like shopping centre sales (sales excluding the impact of redevelopment projects and property acquisitions) grew by 4 per cent and were positive in all operating countries. Like-for-like footfall remained at the previous year’s level.

Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic development in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include a rise in loan margins, weaker availability of debt financing and the fair value development of properties in uncertain economic conditions.

Although the financial crisis’ effects on rent levels for retail premises, and on occupancy rates, have so far been minor in Citycon’s operating areas, demand for retail premises, reduction of vacancy rates and market rent levels involve challenges in a sluggish economic environment. Economic developments, particularly trends impacting on consumer confidence and consumer behaviour, are inevitably affecting demand for retail premises. Escalation of the sovereign debt problems in the euro area towards the end of 2011 was followed by growing uncertainty in the financial markets; as a result, short-term financial growth forecasts have been revised downwards. Risks to financial growth are clearly higher, and in conditions of weak economic growth, rental levels typically will fall for retail premises, demand for new premises is lower, and vacancy rates will rise.

Implementation of Citycon’s growth strategy requires new financing, which means the risks associated with the availability and cost of financing are of fundamental importance to Citycon. Banks’ willingness to lend money to companies improved in 2010 and in early 2011, but towards the end of 2011 the availability of debt financing decreased and loan margins rose sharply as banks experienced more difficulties with their own funding. In the future, tightening regulation governing the banking and insurance sectors (Basel III and Solvency II regulations) is likely to push the costs of debt financing upwards, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon’s new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. In 2012, the company does not have major refinancing needs, whereas in the next few years, Citycon will have to refinance some loan agreements signed at low margins before the financial crisis, which means the margins on these loans will rise. Such a rise in loan margins is likely to push Citycon’s average interest rate up in the future, even if market interest rates remained largely unchanged.

At the moment, the fair value development of investment properties is characterised by high uncertainty caused by the sovereign debt crisis and the resulting harsh economic conditions. Several factors affect the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation, the market rent trend, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty will reflect most strongly on retail properties located outside major cities, or in otherwise less attractive properties, because investor demand is not currently focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of winning shopping centres, which attract investor interest in uncertain conditions, has remained stable in 2011 or even increased.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	6

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 40-42 of the Financial Statements for 2011, and on pages 73-74 of the Annual Report for 2011, to be published in week seven.

Board Proposal for Dividend Distribution and Distribution of

Assets from the Invested Unrestricted Equity Fund

The parent company’s retained earnings amount to EUR 11.5 million, including the profit for the period of EUR 7.6 million. On 31 December 2011, the funds in the parent company’s invested unrestricted equity fund amounted to a total of EUR 277.2 million.

The Board of Directors proposes to the Annual General Meeting to be held on 21 March 2012 that a per-share dividend of EUR 0.04 be paid out for the financial year ending on 31 December 2011, and that a return of equity of EUR 0.11 per share be returned from the invested unrestricted equity fund. The Board of Directors proposes that the record date for dividend payment and equity return be 26 March 2012 and that the dividend and equity return be paid on 4 April 2012.

Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company will pursue value-added activities, selected acquisitions and proactive asset management.

Initiation of planned projects will be carefully evaluated against strict pre-leasing criteria. Citycon intends to continue the divestment of its non-core properties, in order to improve the property portfolio and strengthen the company’s financial position. The company is also considering alternative property financing sources.

In 2012, Citycon expects to continue generating solid cash flow and expects its turnover to grow by EUR 7-16 million and its EPRA operating profit by EUR 8-16 million compared with the previous year, based on the existing property portfolio. The company expects its EPRA Earnings to increase by EUR 4-11 million from the previous year. Furthermore, the company expects its EPRA EPS (basic) to be EUR 0.21-0.23 based on existing property portfolio and number of shares. These estimates are based on already completed (re)development projects and those completed in the future, as well as on the prevailing level of inflation and the euro-krona exchange rate, and current interest rates. Properties taken offline for planned development projects will reduce net rental income during the year.

Property Portfolio

Citycon’s strategy is to focus on quality shopping centres in the Nordic and Baltic countries. Citycon seeks growth, both through shopping centre acquisitions and the redevelopment and expansion of its existing shopping centres. In its strategy updated in the summer of 2011, Citycon defined supermarkets and shops as non-core properties and announced its intention to divest these properties within the next few years.

At the end of 2011, the fair value of Citycon’s property portfolio totalled EUR 2,522.1 million (EUR 2,367.7 million) and the company owned 36 (33) shopping centres and 44 (50) other properties. Of the shopping centres, 23 (22) were located in Finland, 9 (8) in Sweden and 4 (3) in the Baltic countries.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 216.7 million (EUR 133.7 million), with new property acquisitions accounting for EUR 138.9 million (EUR 4.2 million), agreed purchase price adjustments related to property acquisitions concluded earlier for EUR 1.1 million (EUR 2.6 million), acquisitions of jointly controlled entities for EUR 0.3 million (EUR 0.0 million), property development for EUR 75.0 million (EUR 125.3 million) and other investments for EUR 1.4 million (EUR 1.7 million).

Capital expenditure (including acquisitions) during the period totalled EUR 62.5 million (EUR 76.3 million) in Finland, EUR 45.5 million (EUR 50.6 million) in Sweden and EUR 108.1 million (EUR 6.0 million) in the Baltic countries. Capital expenditure in the company’s headquarters amounted to EUR 0.6 million (EUR 0.8 million). The company made divestments totalling EUR 18.1 million (EUR 67.9 million), from which a total of EUR 0.6 million (EUR 2.1 million) was recognised in gains on sale (tax effect included).

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Acquisitions

During the year:

•

The shopping centre Kristiine in Tallinn, Estonia, was acquired for EUR 105 million. With a gross leasable area of 42,700 square metres, Kristiine is Tallinn’s second-largest shopping centre after Rocca al Mare, also owned by Citycon. The Kristiine shopping centre is located on one of the main transportation corridors in the city centre of Tallinn and has a large catchment area of 270,000 inhabitants. The acquisition of Kristiine has strengthened Citycon’s position in the Tallinn shopping centre market. More information on the acquisition can be found in the stock exchange release dated 17 March 2011.

•

The Högdalen Centrum shopping centre in Stockholm was acquired for SEK 207.5 million (approx. EUR 23.1 million). Högdalen Centrum is located in southern Stockholm, roughly five kilometres from the city centre. The centre’s gross leasable area is approximately 14,100 square metres, of which 11,000 square metres are retail premises. More information on the acquisition can be found in the stock exchange release dated 31 May 2011. In July, Citycon acquired all the shares in Kungsleden Imröret AB for approximately 48.7 million Swedish krona (approx. EUR 5.4 million). The company owns a retail property adjacent to Högdalen Centrum, with a gross leasable area of 5,200 square metres.

•	The company acquired a 50% stake in Espagalleria Oy, for EUR 0.3 million. Espagalleria manages, leases and markets the shopping centre Kämp Galleria in downtown Helsinki.

•

The company increased its holding in three properties where the company was already a shareholder: shares in Hervannan Liikekeskus Oy were bought for EUR 1.2 million, in Asunto Oy Tikkurilan Kassatalo for EUR 2.6 million and in Heikintori Oy for EUR 0.5 million. At the end of 2011, Citycon’s ownership of these properties corresponded to 79.4 per cent, 59.7 per cent and 68.7 per cent, respectively.

Divestments

During the year:

•

The company sold a 57.4 per cent interest in MREC Kiinteistö Oy Tullintori shares for approximately EUR 6.1 million. As a result, the company’s leasable area fell by approximately 10,000 square metres. Citycon continues the commercial management of the shopping centre Tullintori.

•

The company sold 57 apartments adjacent to the Jakobsberg Centrum shopping centre for approximately SEK 51.0 million (approx. EUR 5.6 million). As a result, Citycon’s leasable area fell by approximately 4,600 square metres.

•

The company sold 41 apartments connected to the Tumba Centrum shopping centre for approximately SEK 48 million (approx. EUR 5 million). As a result, the company’s leasable area fell by 2,300 square metres.

•

The company sold four non-core retail properties in Finland for a total of EUR 2.3 million. These properties were MREC Kiinteistö Oy Naantalin Tullikatu 16, Hakarinne, MREC Kiinteistö Oy Mäntyvuoksi and Otaniemen Liikekeskus Oy. As a result, the company’s leasable area fell by 5,300 square metres.

•

An agreement was signed to sell the retail property Landvetter, located in the Härryda municipality, for approximately SEK 50.5 million (approx. EUR 5.5 million). The transaction was finalised in January 2012. As a result, the leasable area fell by approximately 4,800 square metres.

•

An agreement was signed to sell the retail property Floda near Gothenburg for approximately SEK 84.2 million (approx. EUR 9.4 million). The gross leasable area of the Floda property is approximately 11,200 square metres. The transaction is expected to be finalised in March 2012.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in these properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, redevelopment projects weaken returns from some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases, in order to secure continuous cash flow.

Ongoing (re)development projects

During the year:

•

A major redevelopment project was initiated at the Koskikeskus shopping centre in Tampere, resulting in an increase of approximately 1,500 square metres of leasable area. Once the project is completed, Koskikeskus will have approximately 28,600 square metres of leasable retail area. The fully renovated Koskikeskus will open in November 2012. Koskikeskus will remain open and serve customers throughout the renovation project. The total project investment amounts to EUR 37.9 million.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	8

•

An extension of Iso Omena shopping centre was launched, involving the conversion of the former roof-top car park into retail premises. This project will expand the leasable premises in Iso Omena by approximately 2,400 square metres. More than half of the premises in the extension have been leased. The refurbished premises will be completed in November 2012. Citycon’s investment in this project will total EUR 7.6 million.

•

The redevelopment and extension of the Magistral shopping centre, Tallinn, was initiated in September. Magistral’s interior will be thoroughly redeveloped and the shopping centre will be extended by some 2,400 square metres. With an estimated investment cost of EUR 7.0 million, the project is expected to be completed in the spring of 2012. The entire shopping centre is closed during the renovation and extension work.

•

The shopping centre Åkermyntan Centrum’s redevelopment project in Stockholm was launched. In this redevelopment project, the shopping centre and its parking will be renewed and energy efficiency will be improved. The shopping centre’s gross leasable area will increase by approximately 1,600 square metres. The project investment amounts to approximately EUR 6.9 million and the project is expected to be completed towards the end of 2012.

•

Three minor refurbishment projects were launched in Sweden: the refurbishments of Fruängen Centrum in Stockholm, Lindome in Greater-Gothenburg area and Liljeholmstorget’s office part. The combined estimated investment need of these projects is approximately EUR 7.5 million and all of these projects are expected to be completed during 2012.

•

The company had nine (re)development projects underway, due to which some 17,600 square metres of retail space were offline. For the moment, the redevelopment projects of Porin Asema-aukio and Isolinnankatu have been discontinued and will be resumed when leasing moves ahead.

Completed (re)development projects

During the year:

•	Refurbishment of the older part of Åkersberga Centrum was completed on schedule in April. The renovated shopping centre now provides premises for 70 shops and service providers.

•

The first phase of the Myllypuron Ostari shopping centre construction project was completed and an opening ceremony was held on 9 June 2011. The shopping centre will be built in phases. During the year, phases two and three were also completed. The Myllypuron Ostari shopping centre is scheduled for completion in May 2012.

•

The Martinlaakson Ostari shopping centre was opened in December 2011, replacing the previous retail centre. The leasable area of Martinlaakson Ostari is about 7,300 square metres. This project was launched in May 2010 and was completed according to the initial schedule and budget.

•

During the year, several smaller projects were completed in Finland, such as the Kirkkonummi retail centre, the Hansa property in connection with Trio, and the refurbishment of the Torikeskus in Seinäjoki.

•

In August, SRV Construction Ltd initiated arbitration proceedings against Citycon’s subsidiary, MREC Kiinteistö Oy Espoontori related to Espoontori shopping centre’s completed redevelopment project. The dispute’s monetary value is approximately EUR 4.6 million including VAT. Citycon does not expect SRV’s claim to have significant impact on the company’s financial position or results.

Major (re)development projects under planning

New projects planned during the year, requiring the approval of Citycon’s Board of Directors prior to their launch, include the following:

•

Plans to extend the Iso Omena shopping centre in Espoo proceeded in 2011. Citycon and NCC Property Development Oy have been granted a planning reservation for land use involving the above-ground premises of the future metro station, a feeder bus terminal and the extension of the Iso Omena shopping centre. The objective is to extend Iso Omena’s retail premises by approximately 28,000-30,000 square metres. The estimated total retail space investment is EUR 140 million. Citycon intends to proceed with the shopping centre extension in sync with the metro line construction, which is scheduled for completion in 2015.

•

Citycon is planning to launch a redevelopment and extension of the IsoKristiina shopping centre in Lappeenranta in 2013. The project covers a total area of some 25,000 square metres, with new retail premises to be built accounting for 7,000 square metres. The estimated total investment is EUR 60-65 million. These plans involve placing Lappeenranta’s new city theatre in the shopping centre’s extension.

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•

A co-operation agreement and a land use agreement were signed with Osuuskauppa Arina regarding the Galleria block in Oulu city centre. The purpose of the project is to convert the Galleria block into a shopping centre in co-operation with the other owners of the block. The project covers a total area of approximately 25,000 square metres, and Citycon’s estimated investment is EUR 110 million. The aforementioned agreements are discussed in more detail in press releases published on 14 June 2011 and 9 November 2011.

The table below lists the most significant (re)development projects in progress, as well as projects completed in 2010 and 2011. Further information on the company’s completed, ongoing and planned (re)developments can be found on the corporate website and on pages 85-87 of the Annual Report for 2011, to be published in week seven.

Redevelopment Projects in Progress on 31 December 2011 and Completed in 2010 and 2011 1)

	Location	Project area, sq.m. before and after	Estimated total project investment (EUR million)		Actual gross capital investments by 31 December 2011 (EUR million)		Estimated final year of compeletion
Forum	Jyväskylä, Finland	12,000 12,000	16.0		16.0		completed
Espoontori	Espoo, Finland	10,400 10,400	25.8	2)	217		completed
Åkersberga Centrum	Österåker, Sweden	20,000 27,500	52.4	3)	51.6		completed
Martinlaakso	Vantaa, Finland	3,800 7,300	22.9		22.9		completed
Hansa (Trio)	Lahti, Finland	11,000 11,000	8.0		6.3		completed
Myyrmanni	Vantaa, Finland	8,400 8,400	6.5	4)	6.5		completed
Kirkkonummen Liikekeskus	Kirkkonummi, Finland	5,000 5,000	4.0		3.2		completed
Koskikeskus	Tampere, Finland	27,700 28,600	37.9		12.0		2012
Myllypuro	Helsinki, Finland	7,700 7,300	21.3		21.3	5)	2012
Iso Omena	Espoo, Finland	60,600 63,000	7.6		0.6		2012
Magistral	Tallin, Estonia	9,500 11,900	7.0		2.3		2012
Åkermyntan	Stockholm, Sweden	8,500 10,100	6.9		0.2		2012

1)	Calculated at end of period exchange rates.
²)

The estimated total investment of the refurbishment, EUR 18 million, has been exceeded by EUR 2.5 million. In addition, the estimated total project investment includes costs related to the planned extension of Espoontori to adjacent Asemakuja property, such as zoning and land use payments.

3)	Estimated total investment in SEK has not changed from year end 2009.
4)	The estimated total investment has been raised by EUR 1.7 million.
5)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki has been deducted from actual gross investments.

Financial Performance

The figures presented below are for the year 2011 and the figures in brackets are the reference figures for the year 2010, unless otherwise indicated.

Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 217.1 million (EUR 195.9 million). Turnover grew by EUR 21.1 million, or 10.8 per cent. With comparable exchange rates, turnover increased by EUR 18.2 million, or 9.3 per cent. Completed redevelopment projects, such as Espoontori, Forum in Jyväskylä and Åkersberga Centrum, accounted for EUR 6.5 million of turnover growth, with acquisitions accounting for EUR 10.3 million. Divestments (see divestments in 2011 under paragraph Property Portfolio; sales of apartments in Sweden in 2010 are included in the reference period’s divestment portfolio) decreased turnover by EUR 1.8 million. Like-for-like properties contributed to turnover growth by EUR 3.2 million. (Also see the table Net Rental Income and Turnover by Segment and Property Portfolio.)

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Turnover from like-for-like properties increased thanks to higher rental levels and improved occupancy rate in shopping centres, but reduced due to higher vacancy rates in other retail properties. Turnover from like-for-like properties was also increased by temporary rental rebates falling from EUR 3.0 million to EUR 2.4 million.

At the year-end, Citycon had a total of 3,955 (3,765) leases. The leasable area increased by 5.6 per cent to 994,730 square metres. Changes in the number of lease agreements and in the leasable area were due to acquisitions of shopping centre properties in the Baltic Countries and Sweden, and the opening of redeveloped properties. These were offset by the divestments of the shopping centre Tullintori and supermarket properties in Finland, and of residential units in Sweden. The average remaining length of the lease portfolio increased and was 3.4 (3.2) years. The average rent increased from EUR 18.7/sq.m. to EUR 19.7/sq.m. thanks to exchange rate changes, redevelopment projects, property acquisitions and divestments, as well as to index increments. The economic occupancy rate rose to 95.5 per cent (95.1%), due to lower vacancy rates in shopping centres. During the preceding twelve months, the rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.9 per cent.

Total portfolio

Key Figures	Q4/2011	Q4/2010	Q3/2011	2011	2010	Change-%
Number of properties			82	80	83	-3.6
Gross leasable area, sq.m.			999,270	994,730	942,280	5.6
Annualised potential rental value, EUR million 1)			226.0	228.5	205.2	11.4
Average rent (EUR/sq.m.)			19.5	19.7	18.7	5.3
Number of leases started during the period	228	245	188	782	789	-0.9
Total area of leases started, sq.m. 2)	49,370	47,621	64,777	177,006	160,215	10.5
Average rent of leases started (EUR/sq.m.) 2)	19.8	18.3	21.9	19.7	17.9	10.1
Number of leases ended during the period	284	294	208	877	1,279	-31.4
Total area of leases ended, sq.m. 2)	53,143	25,114	62,713	186,120	190,489	-2.3
Average rent of leases ended (EUR/sq.m.) 2)	17.2	20.0	21.2	18.1	16.2	11.7
Occupancy rate at end of the period (economic), %			95.4	95.5	95.1	—
Average remaining length of lease portfolio at the end of the period, year			3.4	3.4	3.2	6.3

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

²)	Leases started and ended don’t necessarily refer to the same premises.

Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, cleaning and repairs. Property operating expenses rose by EUR 4.2 million, from EUR 67.4 million to EUR 71.6 million. With comparable exchange rates, the operating expenses increased by EUR 2.8 million, i.e. 4.1 per cent. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses decreased by EUR 0.5 million due to a.o. lower marketing costs. On the other hand, higher electricity and heating costs increased like-for-like property operating expenses, arising from the environmental electricity tax and cold winter (Cf. Note 4: Property Operating Expenses). Snow loading expenses decreased from the previous year.

Other expenses from leasing operations

Other expenses from leasing operations consist of tenant improvements and credit losses. They totalled EUR 1.2 million (EUR 1.3 million). The decrease in expenses was mainly due to lower credit losses in Finnish operations.

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Net rental income

Citycon’s net rental income was EUR 144.3 million (EUR 127.2 million). Net rental income increased by EUR 17.1 million or 13.4 per cent. With comparable exchange rates, net rental income increased by EUR 15.5 million, i.e. 12.2 per cent. Redevelopment projects such as Espoontori, Forum in Jyväskylä and Åkersberga Centrum increased net rental income by EUR 5.3 million, while the acquisitions of the Kristiine and Högdalen Centrum shopping centres increased net rental income by EUR 7.0 million. Divestments reduced net rental income by EUR 0.8 million. Like-for-like net rental income grew by EUR 4.0 million or 3.8 per cent, mainly thanks to a clear increase in net rental income from Liljeholmstorget Galleria and other shopping centres, and reduced vacancy rates. The negative net rental income development in the Finnish like-for-like portfolio was mainly due to two largely vacant supermarket and shop properi-ties, one in the Helsinki Metropolitan Area and one in Pori.

Citycon’s property portfolio’s net rental yield was 6.0 per cent (5.8%).

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under redevelopment or extension and undeveloped lots. 60.9 per cent of like-for-like properties are located in Finland, measured in net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

Net Rental Income by Segments and Portfolios						Turnover by Portfolios
EUR million	Finland	Sweden	Baltic Countries	Other	Total	Citycon total
2009	92.4	23.2	9.8	0.0	125.4	186.3
(Re)development projects	-4.6	3.5	2.2	—	1.0	6.1
Divestments	-0.3	-1.2	—	—	-1.6	-2.3
Like-for-like properties	-0.6	0.6	-0.2	—	-0.2	1.3
Other (incl. exchange rate diff.)	0.0	2.6	0.0	0.0	2.5	4.5
2010	86.7	28.7	11.8	0.0	127.2	195.9
Acquisitions	0.1	0.8	6.0	—	7.0	10.3
(Re)developments projects	4.2	1.4	-0.3	—	5.3	6.5
Divestments	0.1	-0.9	—	—	-0.8	-1.8
Like-for-like properties	-0.7	3.8	0.9	—	4.0	3.2
Other (incl. exchange rate diff.)	-0.1	1.6	0.1	0.0	1.6	3.0
2011	90.5	35.4	18.4	0.0	144.3	217.1

Administrative expenses

Administrative expenses totalled EUR 28.0 million (EUR 23.3 million). This represented an increase of EUR 4.7 million or 20.4 per cent, mainly due to reorganisation costs (EUR 0.9 million), lower capitalisation of expenses for personnel involved in development projects (EUR 0.8 million), non-cash stock option costs (EUR 1.5 million) and a higher average headcount. In 2010, the amount of development personnel capitalised expenses was higher, as projects that had been planned for several years were started.

At the year-end, Citycon Group employed a total of 136 (129) persons, of whom 90 worked in Finland, 35 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

Net fair value losses on investment properties

Net fair value losses on investment properties totalled EUR –35.3 million (gains of EUR 50.8 million). This change in fair value was due to a decrease in value of the supermarket and shop properties by EUR –42.6 million, offset by an increase in the value of the shopping centres by EUR 7.3 million. The company recorded a total value increase of EUR 39.8 million (EUR 95.7 million) and a total value decrease of EUR 75.1 million (EUR 44.9 million). On 31 December 2011, the average net yield requirement defined by Jones Lang LaSalle Finland Oy for Citycon’s entire property portfolio was 6.4 per cent (30 September 2011: 6.4%). The net yield requirement for properties in Finland, Sweden and the Baltic countries was 6.3 per cent, 5.9 per cent and 8.0 per cent, respectively. The yield requirement for supermarket and shop properties increased, while future market rent estimates slightly reduced and cost estimates related to some of these properties rose.

The average market rent used for the valuation rose to EUR 23.8/sq.m. up from EUR 23.6/sq.m. (cf. Note 6: Investment Property).

Jones Lang LaSalle Finland Oy’s Valuation Statement for the year-end can be found on the corporate website at www.citycon.com/ valuation.

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Net gains on sale of investment properties

Net gains on the sale of investment properties totalled EUR 0.6 million (EUR 2.6 million) (cf. Property Portfolio). The reference figure for 2010 included EUR 0.5 million in gains on sale from the divestment of apartments in Jakobsbergs Centrum and Åkersberga Centrum, and EUR 2.2 million from the sale of the building rights for apartments to be built in connection with the Myllypuron Ostari shopping centre.

Operating profit

Operating profit came to EUR 81.8 million (EUR 157.7 million), being lower mainly due to negative fair value changes, lower gains on sale and higher administrative expenses offset by the increase in net rental income.

Net financial expenses

Net financial expenses increased by EUR 7.5 million to EUR 62.4 million (EUR 54.9 million). This increase was mainly attributable to higher interest expenses as a result of higher interest-bearing debt and appreciation of the Swedish krona. Interest-bearing debt increased due to investments and stronger Swedish krona. The year-to-date weighted average interest rate for interest-bearing debt remained virtually unchanged compared to the previous year, being 4.03 per cent (4.04%); because general market interest rates remained on a very low level. At the year-end, the weighted average interest rate, including interest rate swaps, rose to 4.07 per cent (3.91%). The year-end average interest rate increased due to higher credit margins on new loans signed in 2011.

Share of profit of jointly controlled entities

Share of profit of jointly controlled entities totalled EUR 0.3 million (EUR 0.0 million). Share of profit of jointly controlled entities represents Citycon’s share of the profit of Espagalleria Oy.

Income taxes

Income tax benefit for the financial period was EUR 1.6 million (income tax expense of EUR 12.5 million). The increase in income tax benefit was primarily due to deferred tax benefit of EUR 2.5 million resulting from fair value losses on investment properties in 2011 compared to deferred tax expenses of EUR 11.8 million resulting from fair value gains on investment properties in 2010.

Profit for the period

Profit for the period came to EUR 21.3 million (EUR 90.4 million). The decrease was mainly due to the lower operating profit resulting from negative fair value changes and higher financial expenses.

EPRA Earnings

The company’s EPRA Earnings was EUR 53.3 million (EUR 47.3 million), up by EUR 6.0 million or 12.7 per cent (cf. EPRA Performance Measures, Table 1: EPRA Earnings). Growth in the EPRA Earnings was primarily due to net rental income growth. The reasons for net rental income growth can be found under Net rental income. EPRA Earnings was lowered by higher administrative expenses and financial expenses. The reasons for administrative expenses growth are given under Administrative expenses. The increase in financial expenses in 2011 arose from higher interest expenses due to an increase in interest-bearing debt. The effect of changes in the fair value of the property portfolio, of gains on sales and other indirect items on the profit attributable to the parent company’s shareholders, tax effects included, was EUR –40.3 million (EUR 31.1 million). These items have no impact on EPRA Earnings.

Statement of Financial Position and Financing

Investment properties

The fair value of the company’s property portfolio totalled EUR 2,522.1 million (EUR 2,367.7 million), with Finnish properties accounting for 61.4 per cent (64.7%), Swedish properties for 27.6 per cent (28.2%) and Baltic properties for 11.0 per cent (7.0%).

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The fair value of investment properties increased by EUR 154.4 million because of gross capital expenditure of EUR 214.9 million, offset by divestments totalling EUR 16.6 million (see Property Portfolio) and by EUR 12.7 million due to the transfer of Floda and Landvetter into Investment properties held for sale -category. In addition, net fair value losses on investment properties decreased the value of investment properties by EUR 35.3 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). The streghtening of the Swedish krona increased the fair value of the investment properties by EUR 4.0 million.

Shareholders’ equity

Shareholders’ equity attributable to parent company’s shareholders was EUR 902.6 million (EUR 849.5 million). This figure increased from the end of 2010 due to a share issue of EUR 98.9 million (net of transaction costs) executed in July 2011. In addition, the profit for the reporting period attributable to parent company shareholders’ increased shareholders’ equity. On the other hand, dividend payments and equity returns, as well as the fair value change of interest derivative contracts decreased shareholders’ equity. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A loss on fair value of interest derivatives of EUR -26.8 million was recorded for the period, taking into account their tax effect (a gain of EUR 3.8 million) (cf. Note 9: Derivative Contracts).

Due to the aforementioned items, NAV per share decreased to EUR 3.62 (EUR 3.79) and NNNAV per share to EUR 3.29 (EUR 3.49). The equity ratio was 36.0 per cent (37.1%). The company’s equity ratio, as defined in the loan agreement covenants, decreased to 39.0 per cent (39.4%) due to net fair value losses on investment properties.

Details of the company’s share capital, number of shares and related matters can be found in Note 15 (Shareholders, Share Capital and Shares) of this report.

Loans

Liabilities totalled EUR 1,715.9 million (EUR 1,536.3 million), with short-term liabilities accounting for EUR 262.2 million (EUR 242.2 million). At the year-end, Citycon’s liquidity was EUR 345.0 million, of which EUR 253.7 million consisted of undrawn, committed credit facilities and EUR 91.3 million of cash and cash equivalents. At the end of the year, Citycon’s liquidity, excluding commercial papers, stood at EUR 296.3 million (EUR 267.1 million on 30 September 2011). The July share offering of approximately EUR 99 million and the EUR 75 million new loan agreement signed in August increased liquidity.

Interest-bearing debt increased year on year by EUR 150.3 million to EUR 1,547.9 million (EUR 1,397.7 million). The fair value of interest-bearing debt was EUR 1,554.8 million (EUR 1,405.5 million) at the period-end. Cash and cash equivalents totalled EUR 91.3 million (EUR 19.5 million), making the fair value of interest-bearing net debt EUR 1,463.5 million (EUR 1,386.0 million). The average loan maturity, weighted according to the principal amount of the loans, was 2.9 years (3.1 years). The average interest-rate fixing period remained at 3.6 years (3.6 years).

Citycon’s interest coverage ratio remained unchanged and stood at 2.0x (Q3/2011: 2.0x).

Fixed-rate debt accounted for 81.3 per cent (80.3%) of the period-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased because Citycon made new hedges and used the proceeds from the share offering to repay floating rate debt. The debt portfolio’s hedging ratio was in line with the company’s financing policy.

Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 66.0 million (EUR 20.0 million). The increase was due to higher EPRA operating profit, received tax returns, as well as extraordinary items and timing differences.

Net cash used in investing activities

Net cash used in investing activities totalled EUR –203.0 million (EUR –67.5 million). Acquisitions were EUR 139.2 million (EUR 6.7 million). Capital expenditure related to investment properties, shares in jointly controlled entities and tangible and intangible assets totalled EUR 82.4 million (EUR 127.0 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 18.6 million (EUR 66.3 million).

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Net cash from financing activities

Net cash from financing activities totalled EUR 208.5 million (EUR 45.2 million). This consisted of share issue in July 2011, loan repayments, new loan withdrawals and dividend and equity return payments. New equity was raised and new loans were taken out to finance redevelopment investments, acquisitions in Estonia, Sweden and Finland and the payment of dividends and equity return.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden and the Baltic Countries. The Finnish unit is sub-divided into five functions: Centre Management (operative management of shopping centres), Leasing, Marketing, Property Development, and Finance and Administration. The Swedish unit is subdivided into three functions: Retail Property Management, Leasing and Commercial Planning, and Property Development. The Baltic unit is subdivided into two functions: Retail Property Management and Property Development.

Finland

Citycon is the market leader in the Finnish shopping centre business. At year-end, the company owned 23 shopping centres and 37 other properties in Finland, with a total leasable area of 577,630 square metres (579,980 sq.m.). The leasable area fell due to completed divestments (cf. Property Portfolio). The annualised potential rental value increased to EUR 139.3 million, mainly due to completed redevelopment projects (Myllypuro and Martinlaakso).

Lease agreements started during the financial year applied to a GLA of 137,118 square metres (107,970 sq.m.). The average rent for new lease agreements was slightly lower than average rent for the entire Finnish property portfolio, mainly due to new leases in supermarket and shop properties, which generally have lower rents than shopping centre properties. Ended lease agreements applied to 138,435 square metres (122,680 sq.m.). The average rent for ended lease agreements was also slightly lower than the average for the entire Finnish property portfolio, mainly due to divestments (e.g. Tullintori) and the ended office leases (accounting for approx. 8,600 sq.m.). The average rent rose from EUR 20.3/sq.m. to EUR 21.0/sq.m., mainly thanks to completed redevelopment projects, divestments and index increments. The occupancy rate increased to 94.1 per cent (94.0%), following the decreased vacancy in shopping centre properties and reduced future rental estimates of certain vacant premises in supermarket and shop properties. In shopping centres, the occupancy rate was 96.3 per cent and the average rent was EUR 24.1/sq.m.

Citycon’s net rental income from Finnish operations during the financial year totalled EUR 90.5 million (EUR 86.7 million). Net rental income grew by EUR 3.7 million or 4.3 per cent, thanks to the EUR 4.2 million effect of completed redevelopment projects such as Espoontori, Forum in Jyväskylä and a retail property in Kirkkonummi. Net rental income for like-for-like properties in Finland fell by EUR 0.7 million, mainly due to the higher vacancy rate in supermarket and shop properties. The business unit accounted for 62.7 per cent (68.2%) of Citycon’s total net rental income. Net rental yield was 6.0 per cent (6.0%).

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Key Figures, Finland

	Q4/2011	Q4/2010	Q3/2011	2011	2010	Change-%
Number of properties			62	60	65	-7.7
Gross leasable area, sq.m.			577,570	577,630	579,980	-0.4
Annualised potential rental value, EUR million 1)			137.8	139.3	135.5	2.8
Average rent (EUR/sq.m.)			20.9	21.0	20.3	3.4
Number of leases started during the period	130	133	107	470	429	9.6
Total area of leases started, sq.m. 2)	39,033	27,790	54,114	137,118	107,970	27.0
Average rent of leases started (EUR/sq.m.) 2)	18.9	19.2	22.8	20.2	19.6	3.1
Number of leases ended during the period	139	82	111	477	458	4.1
Total area of leases ended, sq.m. 2)	39,227	13,790	49,032	138,435	122,680	12.8
Average rent of leases ended (EUR/sq.m.) 2)	17.1	21.0	22.8	19.4	18.2	6.6
Occupancy rate at end of the period (economic), %			94.4	94.1	94.0	—
Average remaining length of lease portfolio at the end of the period, year			3.4	3.5	3.0	16.7
Gross rental income, EUR million	32.2	30.9	31.9	127.3	122.1	4.2
Turnover, EUR million	33.5	32.0	33.3	132.5	126.5	4.7
Net rental income, EUR million	23.2	22.0	23.4	90.5	86.7	4.3
Net rental yield, % 3)			6.0	6.0	6.0	—
Net rental yield, like-for-like properties, %			6.2	6.2	6.4	—
Fair value of investment properties, EUR million			1,557.3	1,547.4	1,533.0	0.9

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Sweden

At the end of the year, the company had nine shopping centres and seven other retail properties in Sweden, with a total leasable area of 303,700 square metres (291,500 sq.m.). The properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area increased due to the acquisition of the Högdalen Centrum shopping centre and was offset by the divestment of residential units. The annualised potential rental value increased to EUR 62.7 million, mainly due to the aforementioned acquisition and to exchange rate fluctuations.

Lease agreements started during the financial year applied to a GLA of 37,006 square metres (46,879 sq.m.). The average rent level for new lease agreements was higher than the average for the entire Swedish property portfolio, mainly due to new retail lease agreements in the shopping centres. Ended lease agreements applied to 35,816 square metres (62,584 sq.m.). The average rent level for ended lease agreements was lower than the average for the entire Swedish property portfolio, due to residential divestments and ended leases in supermarket and shop properties.

The average rent rose from EUR 15.9/sq.m. to EUR 17.2/sq.m., mainly due to exchange rate fluctuations and changes in the property portfolio (such as residential divestments). The occupancy rate rose to 97.0 per cent (96.4%), thanks to reduced vacancy rates both in shopping centre and supermarket and shop properties.

The company’s net rental income from Swedish operations increased by EUR 6.7 million or 23.3 per cent to EUR 35.4 million (EUR 28.7 million). Excluding the impact of the strengthened Swedish krona, net rental income from Swedish operations increased by EUR 5.1 million or 16.7 per cent. The increase in net rental income was due to the completion of Åkersberga Centrum redevelopment project, the acquisition of the Högdalen Centrum shopping centre as well as to net rental income increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 3.8 million, thanks mainly to improved net rental income

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY-31 DECEMBER 2011	16

from Liljeholmstorget Galleria. The business unit accounted for 24.5 per cent (22.6%) of Citycon’s total net rental income. Net rental yield was 5.4 per cent, representing an increase of 0.6 percentage points from the reference year. The increase was due mainly to Liljeholmstorget Galleria’s improved performance compared to its performance year before.

Key Figures, Sweden

	Q4/2011	Q4/2010	Q3/2011	2011	2010	Change-%
Number of properties			16	16	15	6.7
Gross leasable area, sq.m.			308,200	303,700	291,500	4.2
Annualised potential rental value, EUR million 1)			63.2	62.7	54.7	14.6
Average rent (EUR/sq.m.)			17.3	17.2	15.9	8.2
Number of leases started during the period	91	85	71	276	316	-12.7
Total area of leases started, sq.m. 2)	9,719	17,069	10,154	37,006	46,879	-21.1
Average rent of leases started (EUR/sq.m.) 2)	23.6	17.8	16.9	18.2	14.3	27.3
Number of leases ended during the period	139	184	31	311	777	-60.0
Total area of leases ended, sq.m. 2)	13,560	8,508	4,787	35,816	62,584	-42.8
Average rent of leases ended (EUR/sq.m.) 2)	17.1	21.7	19.1	14.8	11.9	24.4
Occupancy rate at end of the period (economic), %			95.9	97.0	96.4	—
Average remaining length of lease portfolio at the end of the period, year			3.0	2.9	3.1	-6.5
Gross rental income, EUR million	14.6	12.9	14.4	57.4	49.8	15.3
Turnover, EUR million	15.4	13.8	14.5	60.1	52.8	13.9
Net rental income, EUR million	8.6	6.6	9.5	35.4	28.7	23.3
Net rental yield, % 3)			5.1	5.4	4.8	—
Net rental yield, like-for-like properties, %			5.2	5.5	4.9	—
Fair value of investment properties, EUR million			681.9	697.1	668.6	4.3

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

²)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Baltic Countries

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. The company acquired the Kristiine shopping centre on 2 May 2011. At the year-end, these properties’ gross leasable area totalled 113 400 square metres (70 800 sq.m.). The annualised potential rental value increased to EUR 26.5 million, mostly due to the acquisition of the Kristiine shopping centre. The average rent rose from EUR 17.8/sq.m. to EUR 20.2/sq.m. due to the Kristiine acquisition and the closure of the Magistral shopping centre.

Lease agreements started during the financial year applied to a GLA of 2,882 square metres (5,366 sq.m.). The average rent level for new lease agreements was lower than the average for the entire Baltic property portfolio, mainly due to new office leases. Ended lease agreements applied to 11,869 square metres (5,225 sq.m.). The average rent level for ended lease agreements was lower than the average for the entire Baltic property portfolio, as leases in Magistral shopping centre were terminated due to the start of the redevelopment project.

The occupancy rate rose to 100.0 per cent (99.7%), because all vacant premises were leased.

The net rental income from Baltic operations increased markedly by EUR 6.6 million to EUR 18.4 million (EUR 11.8 million) mainly due to acquisition of the Kristiine shopping centre and like-for-like growth of EUR 0.9 million. The business unit accounted for 12.8 per cent (9.3%) of Citycon’s total net rental income. Net rental yield was 7.9 per cent, representing an increase of 0.4 percentage points from the reference year. This increase was due to the rise in net rental income.

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Key Figures, Baltic Countries

	Q4/2011	Q4/2010	Q3/2011	2011	2010	Change-%
Number of properties			4	4	3	33.3
Gross leasable area, sq.m.			113,500	113,400	70.800	-0.1
Annualised potential rental value, EUR million 1)			25.0	26.5	15.0	76.7
Average rent (EUR/sq.m.)			19.0	20.2	17.8	13.5
Number of leases started during the period	7	27	10	36	44	-18.2
Total area of leases started, sq.m. 2)	618	2,762	509	2,882	5,366	-46.3
Average rent of leases started (EUR/sq.m.) 2)	16.5	12.5	15.5	18.8	12.9	45.7
Number of leases ended during the period	6	28	66	89	44	102.3
Total area of leases ended, sq.m. 2)	356	2,816	8,894	11,869	5,225	127.2
Average rent of leases ended (EUR/sq.m.) 2)	29.3	9.5	13.4	14.0	13.2	6.1
Occupancy rate at end of the period (economic), %			100.0	100.0	99.7	—
Average remaining length of lease portfolio at the end of the period, year			4.3	4.2	4.6	-8.7
Gross rental income, EUR million	6.2	3.5	6.1	21.2	13.9	52.3
Turnover, EUR million	7.1	4.1	7.2	24.5	16.7	46.8
Net rental income, EUR million	5.5	3.1	5.3	18.4	11.8	56.5
Net rental yield, % 3)			7.8	7.9	7.5	—
Net rental yield, like-for-like properties, %			7.6	7.8	7.4	—
Fair value of investment properties, EUR million			273.5	277.6	166.1	67.1

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

²)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and to promote sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, makes them well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies for the first time the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011, which Citycon helped to compile. Calculation methods have been retroactively revised to comply with the new and revised guidelines, primarily with respect to electricity consumption and the carbon footprint. The results and indicators for environmental responsibility for 2011 are presented on pages 48–53 of the Annual and Sustainability Report, to be published in week seven.

During 2011, all Citycon shopping centres were audited according to the Green Shopping Centre Management programme. The Green Shopping Centre Management programme is an internal company tool for advancing sustainable development in all of the company’s shopping centres. The Green Index, established for assessing these results, rose by 11.1 per cent from the previous year. Citycon has conducted an extensive assessment of measures for improving its properties’ energy efficiency and reducing energy consumption. The objective in 2012 is to invest in measures which generate savings in consumption and costs, such as renewing lighting or increasing frequency transformer use and control in ventilation systems. Furthermore, we ensure the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets.

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Environmental responsibility results 2011 vs. 2009

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. Performance is compared to the base level of 2009. In 2011, Citycon’s aim was to reduce its carbon footprint by 2–3 per cent, its energy consumption by 2–3 per cent and the water consumption in its shopping centres to an average of 3.8 litres per visitor per year. The long-term objectives for waste management and recycling were modified after the original objectives were already reached within the first year. The new long-term target for waste recycling rate is 80 per cent by 2015, and the corresponding annual target for 2011 was 78 per cent. Landfill waste may account for a maximum of 20 per cent of total waste by 2015, and the corresponding annual target for 2011 was 22 per cent.

Energy

Citycon procured a total of 181.1 gigawatt hours of electricity in 2011. Consumption was 3.2 per cent higher compared to the 2009 level. This increase can be attributed to changes in the property portfolio and to higher energy consumption by tenants. Total electricity consumption (incl. tenants’ electricity) in like-for-like shopping centres decreased by 2.5 per cent from 2009. Electricity consumption in common areas (excl. electricity used by tenants) amounted to 110.6 gigawatt hours, showing an increase of two per cent from 2009 due to changes in the property portfolio and increased consumption in supermarket and shop properties. In like-for-like shopping centres electricity consumption in common areas decreased by 4.9 per cent.

Heating energy consumption came to 136.2 gigawatt hours. Due to the exceptionally cold weather at the beginning of the year but a mild autumn and late winter, heating energy consumption fell by 2.4 per cent from 2009. Weather-adjusted consumption, 142.1 gigawatt hours, rose by one per cent. Heating energy consumption in like-for-like shopping centre properties decreased by 2.2 per cent.

Citycon’s total energy consumption (incl. electricity consumption in common areas, heating and cooling) amounted to 246.6 gigawatt hours. The consumption decreased by 0.6 per cent compared to the 2009 level. In shopping centres, energy consumption per visitor decreased by 14.4 per cent and energy consumption per sales fell by 21.2 per cent. Also, energy consumption per gross leasable area fell by 6.7 per cent. Total energy consumption in like-for-like shopping centre properties decreased by 2.4 per cent, which means Citycon was able to reach the targeted annual 2–3 per cent reduction in energy consumption.

Citycon’s reported energy consumption covers shopping centres owned by Citycon and other properties where Citycon’s share of ownership is at least 50 per cent. Citycon also reports the tenants’ electricity consumption in cases where Citycon is responsible for electricity procurement. Cases where the energy purchase agreement is under a tenant’s responsibility have been excluded from reporting. In terms of key figures and results, Citycon has limited the reported electricity consumption to common areas, where Citycon can directly influence the consumption. This includes the electricity used for general lighting, ventilation and cooling, as well as lifts and escalators and other building technical systems. Energy used for heating and cooling is reported in its entirety

Carbon footprint

In 2011, the carbon footprint totalled 69,413 tonnes of carbon dioxide equivalent. The carbon footprint reported by Citycon covers the energy and water consumption in properties, waste logistics and the emissions generated by the Citycon organisation. Energy consumption in properties constitutes 98.8 per cent of the carbon footprint. The carbon footprint grew by 10.6 per cent compared to the baseline year 2009. The growth in carbon footprint is mainly caused by changes in the property portfolio, i.e. carbon emissions of new shopping centres Kristiine and Högdalen Centrum. The carbon footprint of like-for-like shopping centres decreased by 0.8 per cent and 11.6 per cent per visitor. The annual target for reducing the carbon footprint by 2-3 per cent was not attained.

Water

The total water consumption in all shopping centres and retail properties owned by Citycon was 638,851 cubic metres in 2011. This includes water consumed by the real estate company and tenants. Water consumption showed a marked increase of 18.1 per cent in 2011. This increase can be attributed to changes in the Estonian and Swedish property portfolios, and positive development in grocery as well as café & restaurant sales. Water consumption in like-for-like shopping centre properties rose by 13.4 per cent. Water consumption proportionate to sales decreased by 5.8 per cent compared to the 2009 level. The long-term water consumption target has been set at 3.5 litres per visitor per year. In 2011, water consumption per visitor in shopping centres was 4.3 litres and 4.6 litres in like-for-like shopping centres, which means the target for reducing water consumption per visitor was not met in 2011.

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Waste

The total waste volume generated by Citycon’s shopping centres amounted to 15,361 tonnes, with landfill waste accounting for 3,263 tonnes, or 22.4 per cent. Waste volumes have been rising in all operating countries from previous years, including in like-for-like shopping centres. In 2011, waste volumes rose by 14.5 per cent from the previous year. Similarly, the waste volume proportionate to sales showed an increase. The recycling rate in shopping centres improved slightly to 77.6 per cent. The Baltic countries saw their recycling rate improve dramatically to 82.1 per cent, from 34.3 per cent a year earlier. Citycon’s annual targets set for waste processing and recycling were achieved.

Land use and sustainable construction

In property acquisition, Citycon complies with its strategic environmental responsibility policies, which state that properties must be located in a built environment and easily accessible by public transport. Good examples of such properties are the Kristiine shopping centre in Tallinn and the Högdalen Centrum in Stockholm acquired in 2011.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. An application has been made for LEED classification for the company’s shopping centre project in the Martinlaakso district in Vantaa. Gold-level certification is being sought and is expected to be confirmed in the spring of 2012.

Governance

Annual General Meeting 2011

Citycon Oyj’s Annual General Meeting (AGM) took place in Helsinki, Finland, on 23 March 2011. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2010 and on an equity return of EUR 0.10 per share from the invested unrestricted equity fund. The record date for the dividend payout and equity return was 28 March 2011, and the dividend and equity return, totalling EUR 34.2 million, were paid on 8 April 2011.

Other decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2011. The AGM minutes are also available on the aforementioned website.

Changes in Corporate Management

The company’s new Executive Vice President, Finnish Operations and member of the Corporate Management Committee, Michael Schönach, assumed his duties on 1 March 2011, while Citycon Oyj’s new Chief Executive Officer, Marcel Kokkeel, took up his duties on 24 March 2011. Information concerning the CEO’s executive contract can be found in the Remuneration Statement available on the corporate website (www.citycon.com/cg).

On 13 July 2011, the company announced the nomination of Anu Tuomola as its General Counsel and a member of the Corporate Management Committee. She took up her position on 1 September 2011. Moreover, on 29 July 2011 Citycon announced that Ulf Attebrant, Vice President, Swedish Operations and member of the Corporate Management Committee, will leave his duties. On the same day, the company announced the nomination of Johan Elfstadius as the new Vice President, Swedish Operations and a member of the Corporate Management Committee. He assumed his duties on 21 November 2011.

Incentive Schemes

Stock option plan 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to key personnel of the company and its subsidiaries. The company had a weighty financial reason for the issue of stock options, since the stock options are intended to form part of the incentive and commitment programme for key personnel. The purpose of the stock options is to encourage key personnel to work on a long-term basis to increase shareholder value. The purpose of the stock options is also to commit the key personnel to the company.

The maximum total number of stock options that can be issued is 7,250,000, and they entitle their owners to subscribe for a maximum total of 7,250,000 new shares in the company or existing shares held by the company. The stock options will be issued gratuitously. The stock options are marked with the symbol 2011A(I), 2011A(II) and 2011A(III); with the symbol 2011B(I), 2011B(II) and 2011B(III); with the symbol 2011C(I), 2011C(II) and 2011C(III); and with the symbol 2011D(I), 2011D(II) and 2011D(III). Upon the distribution of stock options the Board of Directors will decide on how the stock options are divided into sub-categories.

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The number of shares subscribed by exercising stock options 2011 corresponds to a maximum total of 2.6 per cent of the shares and votes in the company, after the potential share subscription, if new shares are issued in the share subscription.

Outstanding stock options

By the end of 2011, a total of 6,320,000 stock options 2011A–D(I), 2011A–D(II) and 2011A–D(III) had been granted to 24 key employees within the Group. These option rights entitle their holders to subscribe for an equal number of shares in 2012–2018. The option rights granted to the company’s CEO and other members of the Corporate Management Committee are presented in the following table.

Stock options of the Corporate Management Committee members on 31 December 2011

	2011A(I)	2011B(I)	2011C(I)	2011D(I)	Total
Chief Executive Officer (CEO)	250,000	250,000	250,000	250,000	1,000,000

	201lA(l-lll)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Other members of the Corporate Management Committee	537,500	537,500	537,500	537,500	2,150,000

A share ownership obligation, under which the members of the Corporate Management Committee are obliged to acquire Citycon shares with 25 per cent of the gross stock option income gained from the exercised stock options, is incorporated into the 2011 stock options. The acquisition obligation will remain in force until a member of the Corporate Management Committee owns company’s shares to the value of his or her gross annual salary, and share ownership must continue while his or her employment or service contract is in force.

The stock option plan and the terms and conditions of the stock options are presented in more detail in Note 15 (Shareholders, Share Capital and Shares) of this report.

The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/ options.

Helsinki, 7 February 2012

Citycon Oyj Board of Directors

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EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial result release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2011 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
EPRA Earnings, EUR million	12.5	13.5	-7.4%	53.3	47.3	12.7%
EPRA Earnings per share (basic), EUR	0.05	0.06	-18.5%	0.21	0.21	-1.1%
EPRA Earnings per share (diluted), EUR	0.05	0.06	-17.3%	0.21	0.21	-0.9%
EPRA NAV per share, EUR				3.62	3.79	-4.6%
EPRA NNNAV per share, EUR				3.29	3.49	-5.7%
EPRA Net Initial Yield (NIY) (%)				6.2	6.3	—
EPRA “topped-up” NIY (%)				6.3	6.4	—
EPRA vacancy rate (%)				4.5	4.9	—

The following tables present how EPRA Performance Measures are calculated.

1) EPRA Earnings

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

Previously Citycon has disclosed the direct and indirect results. The EPRA Earnings corrensponds to the direct result, but Citycon changed the presentation and renamed the direct result as EPRA Earnings in order to better comply with the EPRA’s Recommendations. In addition, Citycon has been previously disclosing only EPRA Earnings, diluted. In the financial statements 2011, Citycon discloses also EPRA Earnings basic and in the future is going to only disclose EPRA Earnings basic in accordance with EPRA’s Recommendations.

EPRA earnings (in EUR millions) increased by EUR 6.0 million to EUR 53.3 million in 2011 from EUR 47.3 million in 2010. The increase was a result of NRI growth through acquisitions, (re)development projects and positive like-for-like growth. To the contrary, EPRA Earnings was negatively impacted by increased administration and financial expenses. Administration expenses increased significantly because of the change process of the company, which lead to one-off costs amounting to EUR 2.4 million. EPRA Earnings per share (basic) stayed at EUR 0.21 compared to EUR 0.21 in 2010 due to higher EPRA Earnings offset by higher number of shares, which resulted from share issue executed in July 2011.

EUR million	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
Earnings in IFRS Consolidated Statement of Comprehensive Income	-5.4	14.4	—	13.0	78.3	-83.5%
+/- Net fair value losses/gains on investment property	17.0	-11.3	—	35.3	-50.8	—
-/+ Profit/loss on disposal of investment property	0.3	0.1	—	-0.6	-2.6	—
+ Transaction costs related to investment property disposals	0.9	0.2	436.2%	1.0	0.8	22.7%
-/+ Fair value gains/losses of financial instruments	—	-0.7	—	—	-0.2	—
-/+ Fair value gains/losses of jointly controlled entities	-0.1	—	—	-0.3	—	—
+/- Current taxes arising from the items above	0.5	-1.2	—	0.5	0.0	—
+/- Change in deferred taxes arising from the items above	-2.5	9.2	—	-2.2	11.6	—
-/+ Non-controlling interest arising from the items above	1.7	2.8	-38.5%	6.7	10.3	-35.0%
EPRA Earnings	12.5	13.5	—	53.3	47.3	—
Average number of shares, million	277.8	244.6	13.6%	259.8	228.1	13.9%
EPRA Earnings per share (basic), EUR	0.05	0.06	-18.5%	0.21	0.21	-1.1%
EPRA Earnings per share (diluted), EUR	0.05	0.06	-17.3%	0.21	0.21	-0.9%

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2) EPRA NAV PER SHARE and EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.17 to EUR 3.62 (EUR 3.79) due to larger number of shares following the share issue on July 2011 and fair value losses of investment properties from the non-core portfolio. EPRA NNNAV per share decreased by EUR 0.20 to EUR 3.29 (EUR 3.49). In addition to the reasons for a lower EPRA NAV per share, EPRA NNNAV per share was reduced by negative valuation of interest rate hedges, owing to lower interest rates, which decreased EPRA NNNAV per share by EUR 0.09.

	2011			2010
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	902.6	277,811	3.25	849.5	244,565	3.47
Deferred taxes from the difference of fair value and fiscal value of investment properties	57.5	277,811	0.21	59.7	244,565	0.24
Fair value of financial instruments	45.7	277,811	0.16	18.8	244,565	0.08

Net asset value (EPRA NAV)	1,005.9	277,811	3.62	928.1	244,565	3.79
Deferred taxes from the difference of fair value and fiscal value of investment properties	-57.5	277,811	-0.21	-59.7	244,565	-0.24
The difference between the secondary market price and fair value of bonds and capital loans 1)	11.4	277,811	0.04	3.6	244,565	0.01
Fair value of financial instruments	-45.7	277,811	-0.16	-18.8	244,565	-0.08

EPRA NNNAV	914.1	277,811	3.29	853.1	244,565	3.49

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006 and bond 1/2009 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for convertible capital loan 1/2006 was 82.90 per cent (95.50%) and for bond 1/2009 101.85 per cent (99.00%) on 31 December 2011. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR 11.4 million (EUR 3.6 million) on 31 December 2011.

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3) EPRA NET INITIAL YIELD (NIY) (%) and EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields decreased mainly due to increased property operating expenses assumption in the valuations relating to general expense increases and higher repair cost estimates. However, EPRA NIY and EPRA “topped up” NIY for 2011 and 2010 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	2011	2010
Fair value of investment properties determined by the external appraiser	2,515.0	2,361.1
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-559.6	-487.4

Completed property portfolio	1,955.4	1,873.7
Plus the estimated purchasers’ transaction costs	36.8	37.1

Gross value of completed property portfolio (A)	1,992.2	1,910.8
Annualised gross rents for completed property portfolio	179.5	170.8
Property portfolio’s operating expenses	-56.6	-50.2

Annualised net rents (B)	122.9	120.6
Plus the notional rent expiration of rent free periods or other lease incentives	2.5	2.4

Topped-up annualised net rents (C)	125.4	123.0
EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.3
EPRA “topped-up” NIY (%) (C/A)	6.3	6.4

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate improved mainly due to decreased vacancy in the shopping centre -portfolio.

EUR million	2011	2010
Annualised potential rental value of vacant premises	9.8	9.6
./. Annualised potential rental value for the whole portfolio	219.4	196.5
EPRA vacancy rate (%)	4.5	4.9

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 January - 31 December 2011

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
Gross rental income		53.0	47.4	11.8%	206.0	185.9	10.8%
Service charge income		3.0	2.5	21.6%	11.1	10.0	10.5%
Turnover	3	56.0	49.9	12.3%	217.1	195.9	10.8%
Property operating expenses	4	18.4	17.9	2.9%	71.6	67.4	6.2%
Other expenses from leasing operations		0.3	0.2	61.5%	1.2	1.3	-6.2%
Net rental income		37.3	31.8	17.3%	144.3	127.2	13.4%
Administrative expenses		9.2	7.8	18.8%	28.0	23.3	20.4%
Other operating income and expenses		0.0	0.2	-101.5%	0.2	0.3	-37,6%
Net fair value losses/gains on investment property		-17.0	11.3	—	-35.3	50.8	—
Net losses/gains on sale of investment property		-0.3	-0.1	130.4%	0.6	2.6	-76.1%
Operating profit		10.7	35.4	-69.8%	81.8	157.7	-48.1%
Net financial income and expenses		-16.3	-13.4	21.8%	-62.4	-54.9	13.7%
Share of profit/loss of jointly controlled entities		0.3	—	—	0.3	—	—
Loss/profit before taxes		-5.3	22.0	—	19.7	102.8	-80.9%
Current taxes		0.0	5.3	—	-0.9	-0.6	42.3%
Change in deferred taxes		2.1	-9.6	—	2.5	-11.8	—
Loss/profit for the period		-3.2	17.7	—	21.3	90.4	-76.4%
Loss/profit attributable to
Parent company shareholders		-5.4	14.4	—	13.0	78.3	-83.5%
Non-controlling interest		2.2	3.3	-34.0%	8.3	12.0	-30.7%
Earnings per share attributable to parent company shareholders
Earnings per share (basic), EUR	5	-0.02	0.06	—	0.05	0.34	-85.5%
Earnings per share (diluted), EUR	5	-0.02	0.06	—	0.05	0.34	-85.5%
Other comprehensive income
Net losses/gains on cash flow hedges		-10.2	15.7	—	-35.9	5.1	—
Income taxes relating to cash flow hedges		2.3	-4.1	—	9.0	-1.3	—
Exchange gains/losses on translating foreign operations		2.8	0.8	254.3%	0.6	3.1	-80.3%
Other comprehensive income for the period, net of tax		-5.1	12.4	—	-26.2	6.9	—
Total comprehensive loss/profit for the period		-8.3	30.1	—	-4.9	97.3	—
Total comprehensive loss/profit attributable to
Parent company shareholders		-10.6	27.4	—	-13.4	83.4	—
Non-controlling interest		2.3	2.7	-13.3%	8.5	13.9	-38.8%

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Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 Dec. 2011	31 Dec. 2010
Assets
Non-current assets
Investment properties	6	2,522.1	2,367.7
Investments in jointly controlled entities		0.6	—
Intangible assets and property, plant and equipment		2.9	2.5
Deferred tax assets		14.5	5.6
Derivative financial instruments and other non-current assets	9	0.0	2.3
Total non-current assets		2,540.1	2,378.1
Investment properties held for sale	7	12.7	1.5
Current assets
Derivative financial instruments	10	0.5	—
Trade and other receivables		33.2	37.4
Cash and cash equivalents	8	91.3	19.5
Total current assets		125.0	56.9
Total assets		2,677.7	2,436.5
Liabilities and Shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		-45.7	-18.8
Invested unrestricted equity fund		273.7	198.8
Retained earnings		284.0	278.8
Total equity attributable to parent company shareholders		902.6	849.5
Non-controlling interest		59.2	50.7
Total shareholders’ equity		961.8	900.2
Long-term liabilities
Long-term interest-bearing debt	11	1,339.5	1,212.4
Derivative financial instruments and other non-interest bearing liabilities	9	54.4	19.2
Deferred tax liabilities		59.8	62.6
Total long-term liabilities		1,453.7	1,294.2
Short-term liabilities
Short-term interest-bearing debt	11	208.4	185.3
Derivate financial instruments	9	0.6	1.6
Trade and other payables		53.2	55.3
Total short-term liabilities		262.2	242.2
Total liabilities		1,715,9	1,536.3
Total liabilities and shareholders’ equity		2,677,7	2,436.5

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Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	2011	2010
Cash flow from operating activities
Profit/loss before taxes		19.7	102.8
Adjustments		98.9	2.3
Cash flow before change in working capital		118.6	105.1
Change in working capital		1.6	2.9
Cash generated from operations		120.2	108.0
Paid interest and other financial charges		-60.1	-68.0
Interest income and other financial income received		0.6	0.5
Realized exchange rate losses/gains		-1.8	-10.6
Taxes received/paid		7.2	-9.9
Net cash from operating activities		66.0	20.0
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	7	-33.7	-6.7
Acquisition of investment properties	6	-105.5	—
Capital expenditure on investment properties, investments in jointly controlled entities, intangible assets and PP&E	6	-82.4	-127.0
Sale of investment properties	6.7	18.6	66.3
Net cash used in investing activities		-203.0	-67.5
Cash flow from financing activities
Sale of treasury shares		0.4	0.2
Proceeds from share issue		98.9	62.2
Share subscriptions based on stock options		—	3.3
Proceeds from short-term loans	11	160.9	109.0
Repayments of short-term loans	11	-100.2	-192.6
Proceeds from long-term loans	11	594.6	346.5
Repayments of long-term loans	11	-511.8	-252.2
Dividends and return from the invested unrestricted equity fund	10	-34.3	-31.2
Net cash from financing activities		208.5	45.2
Net change in cash and cash equivalents		71.6	-2.3
Cash and cash equivalents at period-start	8	19.5	19.8
Effects of exchange rate changes		0.2	2.0
Cash and cash equivalents at period-end	8	91.3	19.5

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Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

EUR million	Equity attributable to parent company shareholders						Equity attributable to parent company shareholders	Non- controlling interest	Shareholders’ equity, total
	Share capital	Share premium fund	Fair value reserve	Invested unrestricted equity fund	Translation reserve	Retained earnings
Balance at 1 Jan. 2010	259.6	131.1	-22.7	155.2	-9.5	217.3	731.1	36.8	767.9
Total comprehensive profit/loss for the period			3.8		1.2	78.3	83.4	13.9	97.3
Share issues				62.2			62.2		62.2
Share subscriptions based on stock options				3.3			3.3		3.3
Recognized gain in the equity arising from convertible bond buybacks						0.0	0.0		0.0
Sale of treasury shares				0.2			0.2		0.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-22.1		-8.8	-30.9		-30.9
Share-based payments						0.3	0.3		0.3
Balance at 31 Dec. 2010	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Balance at 1 Jan. 2011	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Total comprehensive loss/profit for the period			-26,8		0.4	13.0	-13.4	8.5	-4.9
Share issues				98.9			98.9		98.9
Sale of treasury shares				0.4			0.4		0.4
Dividends and return from the invested unrestricted equity fund (Note 11)				-24.5		-9.8	-34.2		-34.2
Share-based payments						1.5	1.5		1.5
Balance at 31 Dec. 2011	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company investing in retail premises. Citycon operates in Finland, Sweden and the Baltic countries. Citycon is a Finnish public limited liability company established under Finnish law and domiciled in Helsinki. The Board of Directors has approved the annual financial statements on 7 February 2012.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) and applied the IFRS/IAS standards, effective as of 31 December 2011, which refer to the approved applicable standards and their interpretations under European Union Regulation No. 1606/2002.

The following standards and amendments to existing standards have been adopted in the financial statements 2011:

•	IFRS 1 First-Time adoption of International Financial Reporting Standards (IFRS): Limited exemption from comparative IFRS 7 disclosures for first-time adoptors,

•	IAS 24 Related party disclosures (amendment),

•	IAS 32 Classification of rights issues (amendment),

•	IFRIC 14 Prepayments of a minimum funding requirement (amendment),

•	IFRIC 19 Extinguishing financial liabilities with equity instruments,

•	Improvements to IFRSs (May 2010).

Additional information on the accounting policies are available in Citycon’s Financial Statements 2011 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

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3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and the Baltic Countries.

EUR million	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
Turnover
Finland	33.5	32.0	4.8%	132.5	126.5	4.7%
Sweden	15.4	13.8	11.7%	60.1	52.8	13.9%
Baltic Countries	7.1	4.1	73.5%	24.5	16.7	46.8%
Total	56.0	49.9	12.3%	217.1	195.9	10.8%
Net rental income
Finland	23.2	22.0	5.0%	90.5	86.7	4.3%
Sweden	8.6	6.6	29.6%	35.4	28.7	23.3%
Baltic Countries	5.5	3.1	78.5%	18.4	11.8	56.5%
Other	0.0	0.0	-95.3%	0.0	0.0	—
Total	37.3	31.8	17.3%	144.3	127.2	13.4%
EPRA operating profit
Finland	21.1	20.1	4.9%	83.2	80.9	2.8%
Sweden	7.1	5.5	30.2%	30.4	24.1	26.3%
Baltic Countries	5.0	2.6	93.3%	17.1	10.6	62.0%
Other	-4.4	-3.9	14.0%	-13.4	-10.5	27.0%
Total	28.9	24.3	18.6%	117.4	105.0	11.7%
Net fair value losses/profit on investment property
Finland	-23.2	6.1	—	-40.4	24.5	—
Sweden	3.8	2.6	48.4%	1.7	22.8	-92.6%
Baltic Countries	2.3	2.6	-12.2%	3.4	3.5	-3.0%
Total	-17.0	11.3	—	-35.3	50.8	—
Operating loss/profit
Finland	-2.8	26.2	—	42.3	107.5	-60.7%
Sweden	10.5	7.8	34.2%	32.4	46.7	-30.6%
Baltic Countries	7.4	5.2	40.2%	20.5	14.1	45.8%
Other	-4.4	-3.9	14.0%	-13.4	-10.5	27.0%
Total	10.7	35.4	-69.8%	81.8	157.7	-48.1%

				31 Dec. 2011	31 Dec. 2010	Change-%
Assets
Finland				1,558.0	1,540.6	1.1%
Sweden				731.3	688.8	6.2%
Baltic Countries				278.6	166.8	67.0%
Other				109.8	40.3	172.5%
Total				2,677.7	2,436.5	9.9%

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

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4. Property Operating Expenses

EUR million	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
Heating and electricity	6.1	6.1	0.1%	24.2	22.0	9.7%
Maintenance expenses	6.3	6.0	4.8%	23.3	23.0	1.3%
Land lease fees and other rents	0.3	0.3	16.8%	1.3	1.3	0.7%
Property personnel expenses	0.1	0.1	2.2%	0.6	0.6	4.6%
Administrative and management fees	0.6	0.7	-11.2%	2.3	2.3	-1.8%
Marketing expenses	2.0	1.6	19.6%	5.6	5.0	11.3%
Property insurances	0.1	0.0	—	0.5	0.5	2.5%
Property taxes	1.6	1.8	-15.1%	6.4	6.3	2.7%
Repair expenses	1.5	1.3	11.7%	7.5	6.5	16.7%
Other property operating expenses	0.0	0.0	—	-0.1	0.0	—
Total	18.4	17.9	2.9%	71.6	67.4	6.2%

One property had no income during the year 2011 (in 2010 two properties), but it generated expenses of EUR 0.0 million (EUR 0.1 million).

5. Earnings per Share

	2011	2010
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	13.0	78.3
Average number of shares, million	259.8	228.1

Earnings per share (basic), EUR	0.05	0.34
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	13.0	78.3
Expenses from convertible capital loan, the tax effect deducted (EUR million) 1)	—	4.1

Profit used in the calculation of diluted earnings per share (EUR million)	13.0	82.5
Average number of shares, million	259.8	228.1
Convertible capital loan impact, million 1)	—	17.5
Adjustment for stock options, million	—	0.0
Adjustments for long-term share-based incentive plan, million	0.1	0.1

Average number of shares used in the calculation of diluted earnings per share, million	259.9	245.8

Earnings per share (diluted), EUR	0.05	0.34

1)

The potential new shares from the conversion of convertible capital loan and the expenses from convertible loan (less the tax effect) are not included in calculating 2011 diluted per-share figures, because the earnings per share basic would be less than diluted earnings per share. Adjustments for long-term share-based-incentive plan and stock options are taken into account when calculating the diluted earnings per share.

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6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. At 31 December 2011, the first mentioned category included Iso Omena, Koskikeskus ja Myllypuro in Finland as well as Åkermyntan Centrum in Sweden and Magistral in Estonia. At 31 December 2010, the first mentioned category included Espoontori, Kirkkonummen Liikekeskus, Lahden Hansa (Trio ), Myllypuro, Martinlaakso and Myyrmanni in Finland as well as Åkersberga Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

EUR million	31 Dec. 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	139.9	139.9
Investments	23.5	48.9	72.4
Disposals	—	-16.6	-16.6
Capitalized interest	0.5	2.0	2.6
Fair value gains on investment property	20.3	19.5	39.8
Fair value losses on investment property	-0.2	-74.9	-75.1
Exchange differences	0.1	3.9	4.0
Transfers between items	156.0	-168.7	-12.7
At period-end	526.4	1 995.7	2,522.1

EUR million	31 Dec. 2010
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties total
At period-start	269.8	1,877.6	2,147.4
Acquisitions	1.9	4.8	6.8
Investments	69.5	52.2	121.7
Disposals	-3.4	-36.3	-39.7
Capitalized interest	2.2	1.2	3.4
Fair value gains on investment property	2.1	93.6	95.7
Fair value losses on investment property	-14.0	-30.8	-44.9
Exchange differences	5.8	73.0	78.7
Transfers between items	-7.8	6.3	-1.5
At period-end	326.1	2,041.6	2,367.7

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)		Weighted average market rents (€/m²)
	31 Dec. 2011	31 Dec. 2010	31 Dec. 2011	31.12.2010
Finland	6.3	6.4	24.4	23.6
Sweden	5.9	6.1	23.6	24.1
Baltic Countries	8.0	8.1	20.8	21.4
Average	6.4	6.4	23.8	23.6

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7. Investment Properties Held for Sale

On 31 December 2011, the Investment Properties Held for Sale comprised two properties Landvetter and Floda located in Sweden. Both transactions are expected to be finalised during the first quarter in 2012. Landvetter will be sold to Torstaden and a gain on sale of EUR 0.2 million is estimated to be recorded from this transaction. Floda will be sold to Floda Torg Fastighets Ab. From this transaction, a gain on sale of EUR 2.5 million is estimated to be recognised. In 2010, the investment properties held for sale included MREC Naantalin Tullikatu 16, which was sold in January 2011.

EUR million	31 Dec. 2011	31 Dec. 2010
At period-start	1.5	26.0
Investments	—	—
Disposals	-1.5	-28.5
Exchange differences	0.0	2.5
Transfers from investment properties	12.7	1.5
At period-end	12.7	1.5

8. Cash and Cash Equivalents

EUR million	31 Dec. 2011	31 Dec. 2010
Cash in hand and at bank	91.3	19.4
Short-term deposits	0.1	0.1
Total	91.3	19.5

9. Derivative Financial Instruments

EUR million	31 Dec. 2011		31 Dec. 2010
	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	30.0	-0.5	40.0	-1.6
1-2 years	28.2	-1.3	30.0	-0.8
2-3 years	152.5	-5.7	161.2	-10.2
3-4 years	173.9	-6.6	202.0	-6.6
4-5 years	257.1	-15.0	123.6	0.5
over 5 years	363.8	-25.4	313.1	0.6

Subtotal	1,005.4	-54.4	869.8	-18.1

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	20,8	0,3	—	—

Total	1,026.3	-54.1	869.8	-18.1

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate gain of EUR 0.3 million (loss EUR 1.5 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,005.4 million (EUR 869.8 million). The fair values (net of taxes) of these derivatives were EUR -41.1 million (EUR -12.3 million) and the change of these fair values (net of taxes) EUR -26.8 million (EUR 3.8 million) is recognised under other comprehensive income, taking the tax effect into account.

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10. Dividends and Return from the Invested Unrestricted Equity Fund

To the Annual General Meeting to be held on 21 March 2012, the Board of Directors of Citycon proposes a dividend of EUR 0.04 per share for the financial year 2011 (EUR 0.04 for the financial year 2010) and a return of EUR 0.11 per share from the invested unrestricted equity fund (EUR 0.10 for the financial year 2010). Proposal for dividends and return from the invested unrestricted equity fund has not been recognised in the consolidated financial statements on 31 December 2011.

Dividend and equity return of EUR 34.2 million for the financial year 2010 (EUR 30.9 million for the financial year 2009) were paid on 8 April 2011.

11. Interest-bearing Liabilities

During the period, repayments of interest-bearing debt amounting to EUR 206.5 million were made in line with previously disclosed repayment terms.

Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans.

12. Contingent Liabilities

EUR million	31 Dec. 2011	31 Dec. 2010
Mortgages on land and buildings	35.9	36.9
Bank guarantees	39.2	43.4
Capital commitments	20.4	32.3
VAT refund liabilities	60.7	51.2

On 31 December 2011, Citycon had capital commitments of EUR 20.4 million (EUR 32.3 million) relating mainly to development and redevelopment projects.

13. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 48.0 per cent on 31 December 2011 (31 December 2010: 47.3%). During 2011 and 2010, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Convertible capital loan

The outstanding amount of convertible capital loan was EUR 71.3 million on 31 December 2011 (EUR 71.3 million on 31 December 2010) and the carrying amount was EUR 68.1 million on 31 December 2011 (EUR 66.3 million). Based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent (58.9%) out of the outstanding amount of convertible capital loan, i.e. EUR 40.1 million (EUR 39.1 million) out of the carrying amount of convertible capital loan on 31 December 2011. Total of EUR 1.9 million (EUR 1.9 million) out of the convertible capital loan annual coupon payment made in 2011 belong to Gazit-Globe Ltd. and EUR 0.8 million (EUR 0.8 million) out of the convertible capital loan interest liability on 31 December 2011.

Purchases of services

Citycon has paid expenses of EUR 0.3 million (EUR 0.6 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.2 million (EUR 0.1 million) forward to Gazit-Globe Ltd. and its subsidiaries.

Share issue 2011

In July 2011, the company issued 33 million new shares in a share issue directed to Finnish and international institutional investors, raising approximately EUR 99 million in new equity. Gazit-Globe Ltd. subscribed for 14.9 million shares in this share issue.

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14. Key Figures

	Q4/2011	Q4/2010	Change-%	2011	2010	Change-%
Earnings per share (basic), EUR	-0.02	0.06	—	0.05	0.34	-85.5%
Earnings per share (diluted), EUR	-0.02	0.06	—	0.05	0.34	-85.5%
Equity per share, EUR				3.25	3.47	-6.5%
Equity ratio, %				36.0	37.1	-2.9%

The formulas for key figures can be found from the 2011 annual financial statements.

15. Shareholders, Share Capital and Shares

At the end of December, Citycon had a total of 4,276 (4,409) registered shareholders, of which ten were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 230.4 million (209.6 million) shares, or 82.9 per cent (85.7%) of shares and voting rights in the company.

Directed share issues 2011

In July, Citycon issued 246,325 new shares as a part of the company’s long-term share-based incentive plan. The new shares were registered in the Trade Register on 15 July 2011 and trading in them began on 18 July 2011 in the NASDAQ OMX Helsinki Ltd. Following the registration, the number of shares in the company increased to 244,811,297 shares.

Also in July, Citycon arranged a directed share offering. The offering was based upon the authorisation granted by Citycon’s Annual General Meeting of 13 March 2007. Waiving the shareholders’ pre-emptive subscription rights, the share offering was directed to Finnish and international institutional investors and was carried out in an accelerated book-building process on 13 July 2011.

Based on the bids submitted during the book-building process, on 13 July 2011 the company’s Board of Directors decided to issue 33 million new shares at a per-share subscription price of EUR 3.02. The subscription price, EUR 99 million, was recorded in the invested unrestricted equity fund. The new shares were registered in the Trade Register on 18 July 2011 and trading in them began on the following day in the NASDAQ OMX Helsinki Ltd. The new shares entitle their holders to a dividend for the financial year beginning on 1 January 2011. Following the issue, the number of the company’s shares rose to 277,811,297. The new shares offered accounted for 13.5 per cent of the number of Citycon’s shares prior to the offering and for 11.9 per cent thereafter.

Flagging notices

On 14 July 2011, the company was notified by Ilmarinen Mutual Pension Insurance Company that Ilmarinen had participated in Citycon’s directed share offering in July and that as a result of this, Ilmarinen’s shareholding in the company had exceeded the threshold of 1/20. According to the notice, on 14 July 2011, Ilmarinen held a total of 24,943,027 Citycon shares, or 8.99 per cent of the total shares and votes in the company.

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Information on Shares and Share Capital

	2011	2010	Change-%
Share price, transactions, EUR
Low	2.02	2.29	-11.8%
High	3.41	3.31	3.0%
Average	2.77	2.84	-2.5%
Latest	2.31	3.08	-25.0%
Market capitalisation at year-end, EUR million	641.7	753.3	-14.8%
Share trading volume
Number of shares traded, million	97.5	115.0	-15.2%
Value of shares traded, EUR million	270.7	326.4	-17.1%
Share capital and shares
Share capital at year-start, EUR million	259.6	259.6	—
Share capital at year-end, EUR million	259.6	259.6	—
Number of shares at year-start, million	244.6	221.1	10.6%
Number of shares at year-end, million	277.8	244.6	13.6%

During the period, there were no changes in the company’s share capital, but the number of shares increased by 33.2 million shares following the directed share issues arranged in July. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the AGM of 2007, the Board of Directors can still decide on a maximum of 9,537,087 shares to be issued or treasury shares to be conveyed. Based on this authorisation, the Board may also decide on the grant of stock options and other special rights. The Board exercised this authorisation on 3 May 2011 when it decided to issue stock options; on 12 July 2011 when it decided on directed share issues without payment as a part of the company’s long-term share-based incentive plan; and on 13 July 2011, when it decided on a directed share offering to Finnish and international institutional investors. This authorisation will be valid until 13 March 2012.

The AGM of 2011 authorised the Board of Directors to decide on the acquisition of 20 milion of the company’s own shares. The acquisition authorisation will be valid until the next Annual General Meeting. At year-end, the Board of Directors had no other authorisations.

During the reporting period, the company held 145,000 treasury shares, which the company had directed to itself in July in a share issue without payment related to the company’s long-term share-based incentive plan. The treasury shares were conveyed between 20 and 22 July 2011 at the market price prevailing at the time of conveyance through public trading organised by NASDAQ OMX Helsinki Ltd, waiving the shareholders’ pre-emptive subscription rights. At the end of the year, the company had no treasury shares.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting of the company held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options that can be issued is 7,250,000, and they entitle their owners to subscribe for a maximum total of 7,250,000 new shares in the company or existing shares held by the company. The stock options will be issued gratuitously. The stock options are marked with the symbol 2011A(I), 2011A(II) and 2011A(III); with the symbol 2011B(I), 2011B(II) and 2011B(III); with the symbol 2011C(I), 2011C(II) and 2011C(III); and with the symbol 2011D(I), 2011D(II) and 2011D(III). Upon the distribution of stock options the Board of Directors will decide on how the stock options are divided into the sub-categories.

The number of shares subscribed by exercising stock options 2011 corresponds to a maximum total of 2.6 per cent of the shares and votes in the company, after the potential share subscription, if new shares are issued in the share subscription.

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Share subscription price

The subscription prices of the shares to be subscribed for by exercising the 2011 stock options were determined on the basis of the trade volume weighted average price of Citycon share quoted on the NASDAQ OMX Helsinki Ltd. during twenty (20) trading days following the release date of the company’s Full Year 2010 Results, Q1/2011 Interim Report and Q3/2011 Interim Report as follows:

Option category	Subscription price determination period	Subscription price
2011A-D(I)	10 Feb.–9 March 2011	3.17
2011A-D(II)	5 May–1 June 2011	3.31
2011A-D(III)	13 Oct.–9 Nov. 2011	2.63

Each year, the per-share dividends and equity returns, differing from the company’ normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock option 2011 are presented in the table below:

Share subscription period	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

Distributed stock options

A total of 2,250,000 stock options divided into sub-categories 2011A-D(I) has been distributed; 562,500 stock options in each sub-category. The theoretical market value of distributed stock options 2011A-D(I) is EUR 0,78 per stock option, or EUR 1,755,000 in total. The theoretical market value has been calculated by using the following input factors: share price EUR 3.20, risk free interest rate 3.18 per cent, dividend 4.4 per cent, validity of stock options approximately 7 years and volatility 35 per cent.

A total of 2,350,000 stock options divided into sub-categories 2011A-D(II) has been distributed. The theoretical market value of distributed stock options 2011A-D(II) is EUR 0.73 per stock option, or EUR 1,715,500 in total. The theoretical market value has been calculated by using the following input factors: share price EUR 3.34, risk free interest rate 2.87 per cent, dividend 4.4 per cent, validity of stock options approximately 7 years and volatility 33 per cent.

A total of 1,720,000 stock options divided into sub-categories 2011A-D(III) has been distributed. The theoretical market value of distributed stock options 2011A-D(III) is EUR 0.46 per stock option, or EUR 791,200 in total. The theoretical market value has been calculated by using the following input factors: share price EUR 2.54, risk free interest rate 1.73 per cent, dividend 5.5 per cent, validity of stock options approximately 6.4 years and volatility 35 per cent

The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/ options.

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Financial Reports in 2012

Citycon will publish its Annual and Sustainability Report 2011 on the corporate website in week 7 of 2012 at the latest, and in print in week 8 of 2012 at the latest.

Citycon will issue three interim reports during the financial year 2012 as follows:

January-March 2012 on Wednesday, 25 April 2012 at about 9.00 a.m.,

January-June 2012 on Wednesday, 11 July 2012 at about 9.00 a.m. and

January-September 2012 on Wednesday, 10 October 2012 at about 9.00 a.m.

Annual General Meeting

Citycon Oyj will hold its Annual General Meeting at Finlandia Hall, Mannerheimintie 13, Helsinki, Finland, on Wednesday 21 March 2012, starting at 2.00 p.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 40 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

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